FURY
GOLD MINES

Date: May 25, 2021

**RE: Meeting of the shareholders of Fury Gold Mines Limited to be held on June 24, 2021 (the "Meeting")**

I Lynsey Sherry, the Chief Financial Officer of Fury Gold Mines Limited hereby certify that:

(a) arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the "Instrument"), to all beneficial owners at least 21 days before the date fixed for the Meeting;
(b) arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and
(c) Fury Gold Mines Limited is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

Lynsey Sherry, CFO